Ti 12/3/14

14042041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2 2014
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8- 46571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 N. Main Street
(No. and Street)

Oconomowoc	WI	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Hohensee 262-567-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Bentron, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 12/4/14

OATH OR AFFIRMATION

I, Frederick Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Celeste K. Harvey

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Wisconsin

County of Waukesha
Subscribed and sworn to before me this
18th day of NOV, 2014,
by Frederick E. Hohensee
to me known to be the person(s) who signed the foregoing, and acknowledged the same.

Celeste K. Harvey

Notary Public
My Commission expires: 2/9/2016

CELESTE K HARVEY NOTARY PUBLIC STATE OF WISCONSIN

ABACUS INVESTMENTS, INC.

Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2014

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2014

Table of Contents

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus Investments, Inc., (Company), as of September 30, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 17, 2014
Milwaukee, Wisconsin

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Financial Condition
September 30, 2014

ASSETS

Cash and cash equivalents	$	29,711
Accounts receivable		37,486
Total assets	$	67,197

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Consulting fee payable - Affiliate	$	2,000
Accounts payable		350
Commissions payable		43,816
Total liabilities		46,166
Stockholder's Equity:		
Common stock, $.01 par value; 9,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in-capital		38,746
Retained earnings		(17,716)
Total stockholder's equity		21,031
Total liabilities and stockholder's equity	$	67,197

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Income
Year Ending September 30, 2014

Income:	
Commission income	$ 1,194,406
Other income	4,050
Total income	1,198,456
Expenses:	
Commissions	858,518
Consulting fees	246,098
Clearing and execution charges	65,289
Management fees	3,802
Regulatory fees	19,661
Legal and accounting	1,000
Other	4,439
Total expenses	1,198,807
Net loss	$ (351)

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending September 30, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2013	$ 1	$ 38,746	$ (17,365)	$ 21,382
Net loss	---	---	(351)	(351)
Balance, September 30, 2014	$ 1	$ 38,746	$ (17,716)	$ 21,031

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Cash Flows
Year Ending September 30, 2014

Cash Flows from Operating Activities:		
Net loss	$	(351)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(5,627)
Other assets		3,622
Consulting fee payable		(20,600)
Accounts payable		350
Commissions payable		(79)
Net cash used by operating activities		(22,685)
Cash and equivalents, beginning of year		52,396
Cash and equivalents, end of year	$	29,711

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Notes to Financial Statements
September 30, 2014

1. Summary of Significant Accounting Policies

Business Activity

Abacus Investments, Inc. (the "Company") was incorporated in the state of Wisconsin on September 13, 1993. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Securities Transactions

The Company recognizes commission revenue and related expense arising from securities transactions on a trade date basis. Transactions involving registered traded securities are processed through a clearing broker-dealer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for federal income tax purposes.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal informational tax return examinations for years ending before September 30, 2011 and state examinations for years beginning before September 30, 2010.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through November 17, 2014 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company's net capital and required net capital were $12,621 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.66 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended September 30, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Related-Party Activity

Through common ownership and management, the Company is affiliated with Abacus Financial Services, Inc. (AFS), a registered investment advisor. The companies share office space, personnel and other services. AFS has paid virtually all overhead and operating expenses on the Company's behalf, except for commission expense, regulatory fees and other miscellaneous expenses. The Company has paid fees for operating expenses to AFS for year ending September 30, 2014 in the amount of $3,802. The Company has paid consulting fees to AFS for the year ending September 30, 2014 in the amount of $246,098.

The sole shareholder of the Company has generated commission revenue but has not and will not receive any compensation for his commission production. In addition, this shareholder is also the sole shareholder of AFS and has provided office space for both Companies at a nominal charge.

5. Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company does not anticipate nonperformance by customers or its' clearing broker.

6. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Approximately 70% of the Company's revenue is dependent on 5 market areas.

7. Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, First Southwest (FS), the Company maintains a cash deposit with FS in the amount of $15,026. The Company is dependent on FS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under the indemnifications to be remote.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
September 30, 2014

Aggregate Indebtedness		
Commissions payable	$	43,816
Accounts payable		350
Consulting fee payable		2,000
Total Aggregate Indebtedness	$	46,166
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	3,078
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	21,031
Deductions:		
Non-allowable accounts receivable from brokers or dealers		(7,790)
Haircuts on securities		(620)
Net Capital		12,621
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	7,621
Ratio of aggregate indebtedness to net capital		3.66 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of September 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	12,620
Rounding		1
Net capital per audit report	$	12,621

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Abacus Investments Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Abacus Investments, Inc.
138 N. Main Street
Oconomowoc, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Abacus Investments, Inc., ("Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting immaterial differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports and trial balance] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

November 17, 2014

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-046571 FINRA SEP 9/29/1993
ABACUS INVESTMENTS INC
138 N MAIN ST
OCONOMOWOC, WI 53066

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 642.22

B. Less payment made with SIPC-6 filed (exclude interest) (395.16)

4/25/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 247.06

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 247.06

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abacus Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of October, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2013
and ending 9/30, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,198,806

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 872,242

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 65,839

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Expense Reimbursement 3694

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 140

Enter the greater of line (i) or (ii) 140

Total deductions 941,915

2d. SIPC Net Operating Revenues $ 256,891

2e. General Assessment @ .0025 $ 642.23

(to page 1, line 2.A.)

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

Board of Directors
Abacus Investments, Inc.
Oconomowoc, WI

We have reviewed management's statements, included in the accompanying Exemption Report, in which Abacus Investments, Inc., (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 17, 2014
Milwaukee, Wisconsin

ABACUS INVESTMENTS, INC.
138 N. MAIN ST.
OCONOMOWOC WI 53066

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

10/09/2014

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- ABACUS INVESTMENTS, INC. is a broker/~~dealer registered with the SEC and FINRA~~
- ABACUS INVESTMENTS, INC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2014.
- ABACUS INVESTMENTS, INC. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- ABACUS INVESTMENTS, INC. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- ABACUS INVESTMENTS, INC. has not recorded any exceptions to the exemption for the fiscal year ended September 30, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:______________________
Name: 10/9/14